                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 18)

                              Norwest Corporation
                              -------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                  669380 10 7
                                  -----------
                                 (CUSIP Number)



     Check the following if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of such class.) (See Rule 13d-7).

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP NO. 669380 10 7                   13G

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Corporation
            Tax Identification No. 41-0449260
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE LINE IF A MEMBER OF A GROUP
 2                                                              (a) ___
                                                                (b) ___

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
            Delaware

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                 5,481,623*

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                              18,668,535*
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                  4,026,969*

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                              20,252,722*
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
           24,538,243*

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
            8.4%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
            HC

- ------------------------------------------------------------------------------

*Includes shares issuable upon conversion of (a) convertible preferred stock with a conversion ratio of 2.74x represented by 50,041 Depositary Shares (as defined herein) and (b) Convertible Subordinated Debentures ($10,000 principal amount) with a conversion ratio of 100x per $1,000:

                                   Depositary       Convertible Subordinated
                                     Shares                Debentures
                                  -------------     ------------------------
1.  Sole Voting Power             65,374 shares               0 shares
2.  Joint Voting Power            26,510 shares           1,000 shares
3.  Sole Dispositive Power        53,844 shares               0 shares
4.  Joint Dispositive Power       63,637 shares           1,000 shares
5.  Beneficial Ownership         137,112 shares           1,000 shares

  CUSIP NO. 669380 10 7                   13G

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Bank Minnesota, National Association
            Tax Identification No. 41-0451159
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE LINE IF A MEMBER OF A GROUP
 2                                                              (a) ___
                                                                (b) ___

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
            United States of America

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                4,144,161*

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                             18,486,046*
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                 3,205,726*

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                             19,624,593*
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
           22,962,645*

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
            7.9%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
            BK

- ------------------------------------------------------------------------------

*Includes shares issuable upon conversion of convertible preferred stock with a conversion ratio of 2.74x represented by 26,180 Depositary Shares (as defined herein) and Convertible Subordinated Debentures ($10,000 principal amount) with a conversion ratio of 100x per $1,000:

                                Depositary   Convertible Subordinated
                                  Shares            Debentures
                               ------------  ------------------------
1.  Sole Voting Power            543 shares            0 shares
2.  Joint Voting Power        26,510 shares        1,000 shares
3.  Sole Dispositive Power    22,413 shares            0 shares
4.  Joint Dispositive Power   46,580 shares        1,000 shares
5.  Beneficial Ownership      71,733 shares        1,000 shares

  CUSIP NO. 669380 10 7                   13G

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Norwest Corporation Savings-Investment Plan
            Tax Identification No. 41-0449260
- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE LINE IF A MEMBER OF A GROUP
 2                                                              (a) ___
                                                                (b) ___

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
            Minnesota

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                              17,459,706
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                 0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                              17,459,706
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
            17,459,706

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10


- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
            6.0%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
            EP

- ------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 18)



Item 1(a)      Name of Issuer:
- ---------      ---------------

               Norwest Corporation

Item 1(b)      Address of Issuer's Principal Executive Offices:
- ---------      -----------------------------------------------

               Norwest Center
               Sixth and Marquette
               Minneapolis, MN 55479-1000

Item 2(a)      Name of Person Filing:
- ---------      ---------------------

               1. Norwest Corporation
               2. Norwest Bank Minnesota, National Association ("NBM")
               3. Norwest Corporation Savings-Investment Plan Trust (the "Plan")

               This statement is filed by Norwest Corporation on behalf of all of the persons listed above pursuant to Rule 13d-1(b)(1). Attached is an agreement among the persons listed above to that effect NBM is a subsidiary of Norwest Corporation. The Plan is an employee benefit plan, of which NBM is co-trustee.

Item 2(b)      Address of Principal Business Office(s):
- ---------      ---------------------------------------

               1. Norwest Corporation
                  Norwest Center
                  Sixth and Marquette
                  Minneapolis, MN  55479-1000

               2. Norwest Bank Minnesota, National Association
                  Norwest Center
                  Sixth and Marquette
                  Minneapolis, MN  55479-0001

               3. Norwest Corporation Savings-Investment Plan
                  c/o Norwest Bank Minnesota, National Association
                  Norwest Center
                  Sixth and Marquette
                  Minneapolis, MN  55479-0001

Item 2(c)      Citizenship:
- ---------      -----------

               1. Norwest Corporation is a Delaware corporation.
               2. NBM is a national banking association.
               3. The Plan is an employee benefit plan.

Item 2(d)      Title of Class of Securities:
- ---------      ----------------------------

               Common Stock

Item 2(e)      CUSIP Number:
- ---------      ------------

               669380 10 7

Item 3         Type of Person:
- ------         --------------

               1. Norwest Corporation is a parent holding company - Item 3(g).
               2. NBM is a bank - Item 3(b).
               3. The Plan is an employee benefit plan - Item 3(f).

Item 4         Ownership:
- ------         ---------

               1.  Norwest Corporation

               (a) Amount Beneficially Owned. At December 31, 1993, Norwest Corporation was deemed to own, indirectly through its subsidiaries, 24,538,243 shares. This amount includes 71,733 shares issuable upon conversion of (i) 50,041 depositary shares ("Depositary Shares") each representing one-quarter share of Cumulative Convertible Preferred Stock, Series B, with a conversion ratio of 2.74x and (ii) Convertible Subordinated Debentures ("Debentures") in the aggregate principal amount of $10,000 with a conversion ratio of 100x per $1,000, as well as the shares reported below as held by NBM and the Plan. Norwest Corporation has no other rights to acquire additional shares through the exercise of options or otherwise.

               (b)  Percent of Class:  8.4%

               (c) Number of shares as to which Norwest Corporation, indirectly through its subsidiaries, has:

                  (i) Sole power to vote or direct the vote: 5,481,623 (includes 65,374 shares issuable upon conversion of the Depositary Shares).

                  (ii) Shared power to vote or direct the vote: 18,668,535 (includes 26,510 shares issuable upon conversion of the Depositary Shares and the Debentures).

                  (iii) Sole power to dispose or to direct the disposition of:
                        4,026,969 (includes 53,844 shares issuable upon conversion of the Depositary Shares).

                  (iv)  Shared power to dispose or direct the disposition of:
                        20,252,722 (includes 63,637 shares issuable upon conversion of the Depositary Shares and the Debentures).

               2.  NBM

               (a) Amount Beneficially Owned. At December 31, 1993, NBM was deemed to own 22,962,645 shares, including 72,733 shares issuable upon conversion of the Depositary Shares and of the Debentures, as well as the shares reported below as held by the Plan. NBM has no other rights to acquire additional shares through the exercise of options or otherwise.

               (b)  Percent of Class:  7.9%

               (c)  Number of shares as to which NBM has:

                  (i) Sole power to vote or direct the vote:  4,144,161
                      (includes 543 shares issuable upon conversion of the Depositary Shares).

                  (ii) Shared power to vote or direct the vote: 18,486,046 (includes 27,510 shares issuable upon conversion of the Depositary Shares and the Debentures).

                  (iii) Sole power to dispose or to direct the disposition of:
                        3,205,726 (includes 22,413 shares issuable upon conversion of the Depositary Shares).

                  (iv)  Shared power to dispose or direct the disposition of:
                        19,624,593 (includes 47,580 shares issuable upon conversion of the Depositary Shares and the Debentures).

               3.  The Plan

               (a) Amount Beneficially Owned. At December 31, 1993, the Plan was deemed to own 17,459,706 shares. The Plan has no other rights to acquire additional shares through the exercise of options or otherwise.

               (b)  Percent of Class:  6.0%

               (c)  Number of shares as to which the Plan has:

                  (i)   Sole power to vote or direct the vote:  0

                  (ii)  Shared power to vote or direct the vote:  17,459,706

                  (iii) Sole power to dispose or to direct the disposition of:
                        0

                  (iv)  Shared power to dispose or direct the disposition of:
                        17,459,706

               The Plan was created by Norwest Corporation (the "Issuer") for the exclusive benefit of those of its employees who elect to participate in the Plan. At December 31, 1993, the Plan (the "Trust") held, for the benefit of participants in the Plan, 17,459,706 shares, representing 6.0% of the outstanding common stock of the Issuer. NBM, a subsidiary of the Issuer, is the co-trustee of the trust that holds the assets of the Plan (the "Trust")


               In April 1989, the Plan was amended and became an employee stock ownership plan (ESOP). Prior to January 1, 1992, shares were allocated to a participant's account in one of two ways: (i) participant contributions were matched one-half in common stock of the Issuer and one-half in other investment options offered by the Plan (including common stock of the Issuer), and (ii) participants could choose to invest directly in common stock of the Issuer. Because the Plan includes an ESOP feature, the Trust holds both shares of common stock of the Issuer that have been allocated to participants' accounts ("Allocated Shares") and additional shares that have been purchased and are being held in the Trust, but have not been allocated to participants' accounts ("Unallocated Shares"). Allocated Shares and Unallocated Shares are voted as follows: (i) the trustee determines the aggregate number of Allocated Shares and Unallocated Shares, (ii) the Issuer determines the number of Allocated Shares in each participant's account, (iii) proxy cards are sent to participants soliciting their vote, and (iv) the trustee votes Allocated Shares and Unallocated Shares as a block in proportion to the votes received from participants. For purposes of this statement on Schedule 13G, both Allocated Shares and Unallocated Shares are reported as shared investment authority and shared voting authority because of the Issuer's role in the administration of the Plan.

               The persons filing disclaim beneficial ownership of, and the filing of this statement shall not be construed as an admission that the person filing is the beneficial owner of the shares covered by this statement for purposes of Sections 13, 14, or 16 of the Act.

Item 5         Ownership of Five Percent or Less of Class:
- ------         ------------------------------------------

               Not Applicable

Item 6         Ownership of More than Five Percent on Behalf of Another Person:
- ------         ---------------------------------------------------------------

               Shares covered by this statement are held in a fiduciary or representative capacity. Accordingly, persons other than Norwest Corporation and its subsidiaries have a right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

Item 7         Identification and Classification of the Subsidiary Which
- ------         ---------------------------------------------------------
               Acquired the Security Being Reported on by the Parent Holding
               -------------------------------------------------------------
               Company:
               -------

               See Exhibit A.

Item 8         Identification and Classification of Members of the Group:
- ------         ---------------------------------------------------------

               Not Applicable

Item 9         Notice of Dissolution of Group:
- ------         ------------------------------

               Not Applicable

Item 10        Certification:
- -------        -------------

               By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

               Signature:
               ---------

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  February 14, 1994

NORWEST CORPORATION


     /s/ Laurel A. Holschuh
By  _________________________________________
    Laurel A. Holschuh, Senior Vice President
        and Secretary

                                   EXHIBIT A
                                   ---------

(Attached to and forming a part of Amendment No. 18 to Schedule 13G filed by Norwest Corporation on its own behalf and on behalf of NBM and the Norwest Corporation Savings-Investment Plan regarding Norwest Corporation Common Stock.)

Item 7
- ------

     (a) Chalfen Bankshares, Inc. is a parent holding company - Item 3(g)

     (b) Norwest Bank Arizona, National Association is a bank - Item 3(b)

     (c) Norwest Bank Boulder, National Association is a bank - Item 3(b)

     (d) Norwest Bank Colorado, National Association is a bank - Item 3(b)

     (e) Norwest Bank Colorado Springs, National Association is a bank - Item
         3(b)

     (f) Norwest Bank Fort Collins, National Association is a bank - Item 3(b)

     (g) Norwest Bank Grand Junction-Downtown, National Association is a bank -
         Item 3(b)

     (h) Norwest Bank Greeley, National Association is a bank - Item 3(b)

     (i) Norwest Bank Illinois, National Association is a bank - Item 3(b)

     (j) Norwest Bank Iowa, National Association is a bank - Item 3(b)

     (k) Norwest Bank Minnesota, National Association is a bank - Item 3(b)

     (l) Norwest Bank Minnesota North, National Association is bank - Item 3(b)

     (m) Norwest Bank Nebraska, National Association is a bank - Item 3(b)

     (n) Norwest Bank North Dakota, National Association is a bank - Item 3(b)

     (o) Norwest Bank South Dakota, National Association is a bank - Item 3(b)

     (p) Norwest Bank Wisconsin, National Association is a bank - Item 3(b)

     (q) Norwest Bank Wisconsin Eau Claire, National Association is a bank -
         Item 3(b)

     (r) Norwest Bank Wisconsin La Crosse, National Association is a bank -
         Item 3(b)

     (s) Norwest Bank Wyoming, National Association is a bank - Item 3(b)

     (t) Norwest Capital Management & Trust Co., Montana is a bank - Item 3(b)

     (u) Norwest Corporation Savings-Investment Plan is an employee benefit plan
         - Item 3(f)

     (v) Norwest Holding Company is a parent holding company - Item 3(b)

                                   AGREEMENT
                                   ---------

       The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is attached shall be filed by Norwest Corporation on its own behalf and on behalf of Norwest Bank Minnesota, National Association, which is owned directly and indirectly by Norwest Corporation, and the Norwest Corporation Savings-Investment Plan.

  Dated:  February 14, 1994

  NORWEST CORPORATION

        /s/ Laurel A. Holschuh
  By:  _________________________________________
       Laurel A. Holschuh, Senior Vice President
          and Secretary

  NORWEST BANK MINNESOTA, NATIONAL ASSOCIATION

        /s/ John R. Caswell
  By:  _________________________________________
       John R. Caswell, Vice President

  THE NORWEST CORPORATION SAVINGS-INVESTMENT PLAN
  By:  Norwest Bank Minnesota, National Association
         as trustee

             /s/ John R. Caswell
       By:  __________________________________
            John R. Caswell, Vice President